James W. McKenzie, Jr.

Partner

+1.215.963.5134

james.mckenzie@morganlewis.com

September 26, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn:                    Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies and Service

Re:                             Tabula Rasa HealthCare, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-208857

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), transmitted via the Securities and Exchange Commission’s EDGAR System for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company relating to the registration of the offer and sale of the Company’s Common Stock, par value $0.0001 per share.  For the convenience of the Staff’s review, the Registration Statement, marked to reflect changes against Amendment No. 3 that was filed on September 19, 2016, are being delivered to Mitchell Austin.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

/s/ James W. McKenzie, Jr.

c:         Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta

Morgan, Lewis & Bockius LLP

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Philadelphia, PA 19103-2921	+1.215.963.5000
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